Exhibit 99.4

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS des FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel. : + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 914 832 865 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total Launches Moho Nord Development in the Republic of the Congo

Paris, March 22, 2013—Total, operator of the Moho-Bilondo license, today announces the final investment decision and EPC contract awards for the Moho Nord development, consisting of the Moho-Bilondo Phase 1bis and Moho Nord projects. First oil is expected in 2015, with output reaching 140,000 barrels of oil equivalent per day (boe/d) in 2017. The joint development represents an investment of US$10 billion.

Located approximately 75 kilometers from Pointe-Noire and 25 kilometers west of N’Kossa in water depths ranging from 450 to 1,200 meters, the Moho Nord project will target additional reserves in the southern part of the license (Phase 1bis) and new reserves in the northern part (Moho Nord). The additional reserves are estimated at approximately 485 million barrels of oil equivalent.

“The development of Moho Nord marks another milestone in Total’s long established presence in the Republic of the Congo and leverages our demonstrated expertise in successfully managing major projects, especially in the deep offshore. The launch enhances visibility on Total’s production growth objective,” commented Yves-Louis Darricarrère, President of Total Upstream.

The project is the latest step in developing the license, following on from Moho-Bilondo Phase 1E, brought on stream in 2008.

For Phase 1bis, a total of 11 subsea wells in the Miocene will be tied back to the existing FPU on Moho-Bilondo, whose processing capacity will be increased by 40,000 boe/d. For Moho Nord, 17 subsea wells targeting Miocene reservoirs will be drilled and tied back to a new floating production unit (FPU) and 17 more subsea wells targeting Albian reservoirs will be developed from a new build tension leg platform. Before being exported by pipeline to the onshore Djeno Terminal, the new production will be processed on the FPU, which will have a capacity of 100,000 boe/d.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS des FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel. : + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 914 832 865 euros

542 051 180 R.C.S. Nanterre

www.total.com

The installations have been designed to limit environmental impact. Measures include eliminating flaring under normal operating conditions and reinjecting all produced water.

As part of the project, Total will promote local content by encouraging development of the regional industrial base.

Total E&P Congo, the Group’s wholly owned subsidiary, operates the Moho-Bilondo license with a 53.5% interest, alongside state-owned Société Nationale des Pétroles du Congo (15%) and Chevron Overseas Congo (31.5%).

Total Exploration & Production in the Republic of the Congo

Present in the Republic of the Congo since 1968, Total is the country’s leading oil producer. Total E&P Congo operates 10 of the 22 fields developed, accounting for nearly 60% of national output. The Group’s net equity production averaged 113,000 boe/p in 2012.

In the Republic of the Congo, as in all countries where it operates, Total fully recognizes its responsibilities to local communities and in the area of environmental protection. The Group is supporting long-term projects in the country focused on education, public health, local economic development and the environment.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

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Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as estimated additional reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov